Nicole Brookshire
T: +1 212 479 6157
nbrookshire@cooley.com
August 11, 2021
Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Allbirds, Inc.
Draft Registration Statement on Form S-1
Submitted July 23, 2021
CIK No. 0001653909
Ladies and Gentlemen:
On behalf of Allbirds, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated August 4, 2021 with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 as confidentially submitted to the Staff on July 23, 2021. The Company is concurrently and confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form S-1
Summary Consolidated Financial data, page 18
1.    We note your response to prior comment 7. Please revise your disclosures throughout the filing to clearly indicate that your preferred stock warrants will be automatically exchanged for common stock upon the offering.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 72, 75, 194, F-20, and F-42 of the Amended Draft Registration Statement.
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

August 11, 2021
Page Two
General
2.    We note your response to our prior comment 10. We note the disclosures throughout your prospectus regarding your company’s election to have its overall public benefit purpose measured against standards established by B Lab and B Lab’s designation of the company as a “Certified B Corporation.” Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a “Certified B Corporation.”
    Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it does not consider B Lab to be acting as an expert to the Company within the meaning of Rule 436, as articulated in its previous response letter to the Staff, as the Company's B Corp certification is completely unrelated to its securities offering and registration statement. The Company's designation as a B Corp by B Lab is publicly available on B Lab's website and the Company believes that it is important to an investor's investment decision in the Company to be aware of its B Corp certification by B Lab. Therefore, the Company believes that this information should still be included in the Amended Draft Registration Statement, but in light of the Staff's comment, the Company has reduced the prominence of the disclosure related to B Lab.
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Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our response to the Staff’s comment.
Sincerely,
/s/ Nicole Brookshire
Nicole Brookshire

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com